SEVERN TRENT

20 July 2007

RECEIVED
2007 JUL 25 P 2:21

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07025514

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director / PDMR Shareholding'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

dlw 7/26

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\V - Director - PDMR Sharholding - 20 July 2007.doc

Severn Trent Plc has been informed that on 18 July 2007, 33,188 Ordinary Shares of $97\ ^{17/19}$ pence each in Severn Trent Plc were provisionally allocated under the terms of the Severn Trent Plc Long Term Incentive Plan 2005 to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out below. These Ordinary Shares will vest at the end of a three year performance period, depending on the achievement of performance targets, but will not require any payment from the Directors or PDMRs.

Name	Status	No. of Shares Subject to Award
M J E McKeon	Director	12,363
A P Wray	Director	9,189
L F Graziano	PDMR	5,435
F B Smith	PDMR	6,201

This notification is provided in accordance with DTR3.1.4R(1).

www.severntrent.com

END